Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Announces 2008 First Quarter Financial Results
     HUIZHOU, Guangdong, China, August 5 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announces its un-audited financial results for the three months ended March 31, 2008.
     Highlights
—	Net sales: RMB 764.4 million (USD 109.0 million) versus RMB 870 million for the year-ago period

—	Gross profit: RMB 214.0 million (USD 30.5 million) versus RMB 191.8 million for the year-ago period

—	Gross margin: 28.0% of net sales versus 22.0% for the year-ago period

—	Income from operations: RMB 158.6 million (USD 22.6 million) versus RMB 145.0 million for the year-ago period

—	Net results: net income of RMB 46.2 million (USD 6.6 million) versus net loss of 97.5 million for the year-ago period

—	Basic earnings per share of common stock of RMB 1.20 (USD 0.17) versus basic loss per share of RMB 3.29 for the year-ago period
     Mr. Wu Rui Lin, Chairman of XING, said, “In an environment of intense competition in the market and a general decline in financial results in the industry, we held our own and maintained our earnings at a reasonable level. Our subsidiary CEC Telecom Company, Limited (‘CECT’) continues to be successful in the implementation of its strategy of differentiation in product portfolio renewal and in distribution channels in the mobile phone handset business. Sales volume of its mobile phone handsets increased 12.4% compared to the first quarter of 2007. Although sales revenue from the sale of CECT-branded handsets decreased in spite of the increase in sales volume, gross margin increased to a high level of 31.4% of revenue in the first quarter of 2008. Gross profit and income from operations of the CECT-branded handset business increased 14.1% and 13.3% respectively from the same period last year. The volume of unit shipment of COSUN-branded mobile phone handsets increased 40.0% compared to the same period last year. Sales revenue from our indoor phone business increased 44.4% from the same period last year.
     “Our after-tax income may be adjusted higher if our subsidiary CECT continues to qualify for a preferential tax rate of 15.0% as a ‘High-technology Enterprise’ after the new PRC tax law came into force. In the absence of any confirmation that CECT will continue to qualify for the preferential tax rate of 15.0% under the new tax law, we have applied the current enacted income tax rate of 25.0% to determine the income tax expense of CECT for the three months ended March 31, 2008. We expect that CECT will get the confirmation whether it will continue to qualify as a ‘High-technology Enterprise’ in the second half of 2008 or sometime next year.”
     First Quarter 2008 Results
     Revenue was RMB 764.4 million (USD 109.0 million) in the first quarter of 2008, compared to RMB 870.2 million for the same period of 2007. The sales revenue was primarily contributed by our major subsidiary CEC Telecom Company, Limited, which is in the mobile phone handset business with its ‘CECT’ brand and ‘VEVA’ brand.

     For CECT, in the first quarter of 2008, handset shipments were approximately 846,000 units, representing an increase of 12.4% compared to 753,000 units in the first quarter of 2007. The increase in CECT-branded handset shipments compared to the same period of last year was primarily due to the increased shipment of CECT’s higher-margin C3100 flashlight phone and the W100 wristwatch phone. CECT sold 316,000 units of the C3100 handset and 117,000 units of the W100 handset in the first quarter of 2008. CECT also sold 153,000 units of its T300 analog TV phone and the T150 phone that features fingerprint recognition and a sleek metal casing.
     The shipment of our Cosun-branded mobile phone was 230,000 units, an increase of 40.0 % from the first quarter of 2007. However, the effect of the increase in sales volume on the sales revenue was not enough to make up for that of the decrease in the average selling price, resulting in a decrease of around RMB 16.6 million (USD 2.4 million) in sales revenue compared with the first quarter of 2007. The decrease in the average selling price was due primarily to our focus on low-end mobile phones since the second quarter of 2007, and to a lesser extent also to the Chinese New Year sale of the popular Model 2188 at a highly discounted price to our employees and their relatives as a staff benefit.
     Sales revenue for the indoor phone business increased 44.4% from the same period last year, mainly owing to increased sales of higher-end products such as wireless fixed indoor phone sets.
     Gross profit was RMB 214.0 million (USD 30.5 million) in the first quarter of 2008, or 28.0% of the revenue, which was an increase from a gross profit of RMB 191.8 million, or 22.0% of the revenue, in the first quarter of 2007.
     The improvement in gross margin was primarily due to an increase in the sales of higher-margin differentiated CECT-branded mobile phone handsets produced by CECT, such as the C3100, W100 and T150. In addition, CECT was able to obtain a higher margin on the sale of its C3100, T150 and T300 models through the use of a TV infomercial arrangement through which CECT sells the handsets to infomercial companies at a higher price. In return, CECT bore the airtime and logistic costs.
     Income from operations amounted to RMB 158.6 million (USD 22.6 million) for the first quarter of 2008 compared to RMB 145.0 for the same period in 2007.

Qiao Xing Universal Telephone, Inc.
Condensed Consolidated Income Statement for the First Quarter of 2008

	2008 first	2008 first
	quarter	quarter
	Unaudited	Unaudited
	RMB ’000	USD ’000
Net sales	764,422	109,016
Cost of goods sold	-550,442	-78,500
Gross profit	213,980	30,516
Gross margin	28.0%	28.0%
Operating expenses	-55,365	-7,895
Income from operations	158,615	22,621
Operating margin	20.7%	20.7%
Non-operating income less expenses	-21,852	-3,116
Income before income tax and minority interests	136,764	19,504
Income tax expense	-42,550	-6,068
Income before minority interests	94,213	13,436
Minority interests	-48,026	-6,849
Net income	46,187	6,587

Distributed and undistributed earnings
Distributed earnings	—	—
Undistributed earnings	46,187	6,587
Total earnings	46,187	6,587

Allocation of undistributed earnings
To participatory convertible notes	9,172	1,308
To common stock	37,015	5,279
Total undistributed earnings	46,187	6,587

Basic earnings per share of common stock
Distributed earnings	—	—
Undistributed earnings	RMB 1.20	USD 0.17
Total basic earnings per share of common stock	RMB 1.20	USD 0.17

Diluted earnings per share of common stock	N/A	N/A

Weighted average number of shares outstanding — basic	30,949,000	30,949,000
Weighted average number of shares outstanding — diluted	N/A	N/A
     Included in operating expenses were non-cash charges relating to share-based compensation and amortization of acquired intangible assets.
     Included in non-operating expenses were non-cash interest charges relating to amortization of discount on convertible notes. Had the above non-cash charges been excluded, the net income and the basic earnings per share as adjusted would have been RMB 77.1 million (USD 11.0 million) and RMB 2.00 (USD 0.29), respectively, for the first quarter of 2008.

Reconciliation of GAAP to Non-GAAP Financial Measures
Three Months Ended March 31, 2008

	Net income	Basic EPS
	Unaudited	Unaudited
	(RMB’000)	(RMB)
GAAP results, three months ended March 31, 2008	46,187	1.20

Non-GAAP adjustments:

Share-based compensation expenses (net of minority interests)	2,671	0.07

Expenses relating to the amortization of acquired intangible assets (net of minority interests)	3,811	0.10

Non-cash interest expenses relating to the amortization of discount on convertible notes	24,452	0.63

Total non-GAAP adjustments	30,934	0.80

Non-GAAP results, three months ended March 31, 2008	77,121	2.00
     Outlook
     Our subsidiary CECT has an exciting product pipeline which includes a number of models under the luxury “VERA” brand. As for our indoor phone business and our COSUN-branded mobile phone business, we maintain our forecast that their revenue will grow at a yearly rate of about 30%, with the launch of a series of quality and differentiated products and marketing campaigns planned for the second half of 2008.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 05, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:

Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-2820268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.